Spring Valley Acquisition Corp.

2100 McKinney Ave., Suite 1675

Dallas, Texas 75201

October 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Eric Atallah

Terence O’Brien

Margaret Schwartz

Laura Crotty

Re:	Spring Valley Acquisition Corp.
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-255978

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Spring Valley Acquisition Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-255978), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Lance Hancock, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3387, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Christopher Sorrells
Christopher Sorrells
Chief Executive Officer

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